

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

August 13, 2008

Mr. Mark L. Faupel
President, Chief Executive Officer and
Acting Chief Financial Officer
Guided Therapeutics, Inc.
4955 Avalon Ridge Parkway, Suite 300
Norcross, Georgia 30071

> RE: **Guided Therapeutics, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed July 15, 2008**
> **File No. 000-22179**

Dear Mr. Faupel:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 24

Overview, page 24

1. You indicate you face competitors who have sought to deny your access to the
   market through "predatory sales practices". Please tell us and in future filings
   explain what you mean by predatory sales practices. To this regard, explain how
   they sought to deny you access to the market and what actions management
   intends to take to establish sales channels.

Consolidated Financial Statements

Consolidated Statements of Operations, page 33

2. We tell us why you have included the gain on debt forgiveness of $5.8 million in
   2007 as part of operating income. Provide us with references to the U.S. GAAP
   that supports your current presentation.

Notes to Consolidated Financial Statements, page 37

Note 1. Organization, Background and Basis of Presentation, page 37

Basis of Presentation, page 38

3. We see the disclosures in this Note that "The audited consolidated financial
   statements included herein have been prepared by the Company, and reflect
   adjustments, all of which are of a normal, recurring nature, and which are, in the
   opinion of management, necessary to present fairly the Company's financial
   position, results of operations, and cash flows for the years ended December 31,
   2006 and 2007. *Certain information and footnote disclosures included in
   financial statements have been prepared in accordance with accounting
   principles generally accepted in the United States*. Preparing financial statements
   requires the Company's management to make estimates and assumptions that
   affect the reported amounts of assets, liabilities, revenues and expenses and
   disclosure of contingent assets and liabilities. Actual results could differ from
   those estimates." Please tell us why these disclosures are included in the filing.
   Tell us what disclosures, if any, are not presented in accordance with U.S. GAAP
   and revise future filings as necessary based on our concerns.

Note 10. Related Party Transactions, page 53

4. We note you consider the entire $4.7 million (13% Senior Secured Convertible Notes) and accrued interest a related party transaction. Please tell us why the referenced related party notes payable are not separately disclosed on the face of the balance sheet. Refer to ARB 43, ch1 section A¶5.

Item 9A. Controls and Procedures, page 57

5. We see you indicate you "… conducted an evaluation of the effectiveness of (y)our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, as of the end of the period covered by this report, and, based upon this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures were ineffective, *for the first half of the fiscal year*." Please revise your filing to *clearly* disclose management's conclusion regarding the effectiveness of your disclosure controls and procedures *as of the end of the period covered by the annual report* (rather than both as of the end of the period and for the first half of the fiscal year). Refer to Item 307 of Regulation S-K and Part III.F of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Release No. 33-8238.

6. It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

   If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

   In performing your evaluation, you may find the following documents helpful:

   ▪ the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at
- http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate.

Please note that the failure to perform management's assessment adversely affects the company and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Form 10-Q for the Quarter Ended March 31, 2008

7. Please tell us when you intend to file your Form 10-Q for the Quarter Ended March 31, 2008.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3603 with any other questions. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant